UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TRIBUNE MEDIA COMPANY

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896047503

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047503		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,881,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,881,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,881,561

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person IA; OO

CUSIP No. 896047503		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,881,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,881,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,881,561

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; OO

CUSIP No. 896047503		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,881,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,881,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,881,561

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; OO

CUSIP No. 896047503		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,881,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,881,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,881,561

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                      Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value of $0.001 (the “Shares”), of Tribune Media Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 515 North State Street, Chicago, IL 60654.

Item 2.                                      Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (v) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”) and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                      Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 4,882,073 Shares, including 512 Shares to cover an existing short position on behalf of Premia Master Fund in a strategy unrelated to risk arbitrage, reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $218,405,882 (excluding commissions and other execution-related costs).

Item 4.                                      Purpose of Transaction

The Reporting Persons acquired the 4,881,561 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 4,881,561 Shares reported herein on behalf of the Funds in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                      Interest in Securities of the Issuer

The Company reported in their Form 8-K filed on December 04, 2018 that 87,701,867 Shares were issued and outstanding as of November 30, 2018.

(a)                                 As of December 26, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 4,881,561 Shares, which consisted of (i) 334,770 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,770,418 Shares held for the benefit of PRA Master Fund, (iii) 1,255,397 Shares held for the benefit of Constellation Fund; (iv) 139,844 Shares held for the benefit of MSW Master Fund; (v) 39,413 Shares held for the benefit of Premia Master Fund and (vi) 1,341,719 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.57% of the Shares.

(b)                                 As of December 26, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 4,881,561 Shares, which consisted of (i) 334,770 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,770,418 Shares held for the benefit of PRA Master Fund, (iii) 1,255,397 Shares held for the benefit of Constellation Fund; (iv) 139,844 Shares held for the benefit of MSW Master Fund; (v) 39,413 Shares held for the benefit of Premia Master Fund and (vi) 1,341,719 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.57% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on December 4, 2018:

On November 30, 2018, Tribune Media Company, a Delaware corporation (“Tribune”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nexstar Media Group, Inc., a Delaware corporation (“Nexstar”), and Titan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nexstar (“Merger Sub”), providing for the acquisition by Nexstar of all of the outstanding shares of Tribune Class A common stock, par value $0.001 per share (the “Tribune Class A Stock”) and Tribune Class B common stock, par value $0.001 per share (“Tribune Class B Stock”, and together with the Tribune Class A Stock, the “Tribune Stock”), by means of a merger of Merger Sub with and into Tribune (the “Merger”), with Tribune surviving the Merger as a wholly owned subsidiary of Nexstar (the “Surviving Corporation”).

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

The 391 Shares described herein were sold short on behalf of Premia Master Fund in an another strategy unrelated to risk arbitrage and they were obtained from prime brokers pursuant to customary securities lending agreements.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                      Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 27, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
12/03/18	2,422,104	44.41191	(3)
12/04/18	696,458	44.79391	(4)
12/06/18	284,130	44.90898	(5)
12/07/18	229,809	45.00053	(6)
12/10/18	190,246	45.10872	(7)
12/11/18	240,436	45.17909	(8)
12/12/18	190,127	45.39686	(9)
12/13/18	48,168	45.33931	(10)
12/14/18	47,774	45.36339	(11)
12/17/18	112,974	45.34289	(12)
12/18/18	160,400	45.30016	(13)
12/19/18	71,617	45.28727	(14)
12/20/18	114,628	45.48	(15)
12/21/18	68,485	45.05895	(16)
12/24/18	4,717	45.02277	(17)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $44.41191 per share, at prices ranging from $44.19 to $45.05 per share.

(4) Reflects a weighted average purchase price of $44.79391 per share, at prices ranging from $44.61 to $45.10 per share.

(5) Reflects a weighted average purchase price of $44.90898 per share, at prices ranging from $44.67 to $45.15 per share.

(6) Reflects a weighted average purchase price of $45.00053 per share, at prices ranging from $44.94 to $45.05 per share.

(7) Reflects a weighted average purchase price of $45.10872 per share, at prices ranging from $44.98 to $45.29 per share.

(8) Reflects a weighted average purchase price of $45.17909 per share, at prices ranging from $45.10 to $45.24 per share.

(9) Reflects a weighted average purchase price of $45.39686 per share, at prices ranging from $45.23 to $45.48 per share.

(10) Reflects a weighted average purchase price of $45.33931 per share, at prices ranging from $45.26 to $45.44 per share.

(11) Reflects a weighted average purchase price of $45.36339 per share, at prices ranging from $45.30 to $45.43 per share.

(12) Reflects a weighted average purchase price of $45.34289 per share, at prices ranging from $45.29 to $45.39 per share.

(13) Reflects a weighted average purchase price of $45.30016 per share, at prices ranging from $45.15 to $45.39 per share.

(14) Reflects a weighted average purchase price of $45.28727 per share, at prices ranging from $45.20 to $45.36 per share.

(15) Reflects a weighted average purchase price of $45.48 per share, at prices ranging from $45.10 to $45.31 per share.

(16) Reflects a weighted average purchase price of $45.0589 per share, at prices ranging from $44.93 to $45.23 per share.

(17) Reflects a weighted average purchase price of $45.02277 per share, at prices ranging from $45.00 to $45.07 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
11/02/18	(391)	38.44563	(3)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $38.44563 per share, at prices ranging from $38.12 to $38.87 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 27, 2018, among the Reporting Persons.